SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

VALVOLINE INC.

(Name of Subject Company (Issuer))

VALVOLINE INC.

(Names of Filing Persons (Issuer and Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

92047W101

(CUSIP Number of Class of Securities)

Julie M. O’Daniel

Senior Vice President, Chief Legal Officer and Corporate Secretary

Valvoline Inc.

100 Valvoline Way, Suite 100

Lexington, KY 40509

(859) 357-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Ilir Mujalovic

Harald Halbhuber

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

(212) 848-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FORWARD-LOOKING STATEMENTS

Certain statements herein, other than statements of historical fact, are forward-looking statements. Such forward-looking statements may include, without limitation, statements about the expected tender offer, including the value of shares that we expect to offer to purchase in the tender offer and whether we actually commence and consummate the tender offer as planned or at all. Valvoline Inc. (the “Company”) has identified some of these forward-looking statements with words such as “anticipates,” “believes,” “expects,” “estimates,” “is likely,” “predicts,” “projects,” “forecasts,” “may,” “will,” “should,” and “intends,” and the negative of these words or other comparable terminology. These forward-looking statements are based on Valvoline’s current expectations, estimates, projections, and assumptions as of the date such statements are made and are subject to risks and uncertainties that may cause results to differ materially from those expressed or implied in the forward-looking statements. Additional information regarding these risks and uncertainties are described in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Quantitative and Qualitative Disclosures about Market Risk” sections of Valvoline’s most recently filed periodic reports on Forms 10-K and 10-Q, which are available on Valvoline’s website at http://investors.valvoline.com/sec-filings or on the SEC’s website at http://www.sec.gov. Valvoline assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future, unless required by law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is for informational purposes only, is not a recommendation to buy or sell the Company’s common stock and does not constitute an offer to buy or the solicitation to sell the Company’s common stock. The tender offer described in this communication has not yet commenced, and there can be no assurances that the Company will commence the tender offer on the terms described in this communication or at all. The tender offer will be made only pursuant to the Offer to Purchase, the Letter of Transmittal and other related materials that the Company expects to file with the SEC upon commencement of the tender offer. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS (AND ANY AMENDMENT OR SUPPLEMENT THERETO) IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. If and when the tender offer is commenced, shareholders will be able to obtain a free copy of the tender offer materials (including the Offer to Purchase, the Letter of Transmittal and other related materials) that the Company will be filing with the SEC at the SEC’s website at http://www.sec.gov. In addition, if and when the tender offer is commenced, the Company will provide contact information for shareholders if they should have any questions or assistance.

ITEM 12.	EXHIBITS.

99.1	Excerpts from Second Quarter Fiscal 2023 Earnings Presentation, dated May 10, 2023

99.2	Excerpts from Second Quarter Fiscal 2023 Earnings Call Transcript, dated May 10, 2023

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2023

VALVOLINE INC.

By:	/s/ Julie M. O’Daniel
Name: Julie M. O’Daniel
Title: Senior Vice President, Chief Legal Officer and Corporate Secretary

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